FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2003

                           HOLMES FINANCING (No 6) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 6) PLC
Profit & Loss Account
Period ended 15 July 2003

                                                            This Quarter         Prior Quarter
                                                             (pound)'000           (pound)'000

Interest receivable - Inter-company loan                      39,112                42,023
Interest receivable - Cash deposits                                -                     -
                                                            -----------------------------------
                                                              39,112                42,023

Interest payable - Notes                                     (39,112)              (42,023)
Interest payable
                                                            -----------------------------------
                                                             (39,112)              (42,023)

                                                            -----------------------------------
Net operating income                                              (0)                    0

Other income                                                       -                     -
Operating expenses                                                 -                     -

                                                            -----------------------------------
Profit on ordinary activities before taxation                     (0)                    0

Taxation                                                           -                     -

                                                            -----------------------------------
Profit on ordinary activities after taxation                      (0)                    0

Dividend                                                           -                     -

Retained profit brought forward                                    0                     -

                                                            -----------------------------------
Retained profit carried forward                                   (0)                    0
                                                            ===================================


Holmes Financing (No. 6) PLC
Balance Sheet
Period ended 15 July 2003

                                                                               (pound)'000

Fixed asset investments
Loans to Funding                                                                 3,518,575

Current assets
Sundry debtors                                                     2
Cash at bank                                                      13
Cash collateral                                               55,005
                                                              ------
                                                              55,020
                                                              ------

Creditors: Amounts falling due within one year
Sundry creditors                                                   2
                                                              ------
                                                                   2
                                                              ------

Net current assets                                                                  55,018

                                                                                ----------
Total assets less current liabilities                                            3,573,593

Creditors: Amounts falling due after more than one year
Amounts due to noteholders                                                      (3,518,575)
Amount due to CSFB                                                                 (55,005)
                                                                                ----------
Net assets                                                                              13
                                                                                ==========

Capital and reserves
Share capital                                                                           13
Reserves                                                                                 -
                                                                                ----------
                                                                                        13
                                                                                ==========

Holmes Financing (No. 6) PLC
Notes Outstanding
Period ended 15 July 2003

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class A         Class A        Class A         Class A1        Class A
Moody's current rating                              P-1             Aaa            Aaa              Aaa            Aaa
S&P current rating                                 A-1+             AAA            AAA              AAA            AAA
Fitch Ratings current
rating                                              F1+             AAA            AAA              AAA            AAA

                                                                                               Series 4
                                                                                               Class A2
Moody's current rating                                                                              Aaa
S&P current rating                                                                                  AAA
Fitch Ratings current
rating                                                                                              AAA

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class B         Class B        Class B          Class B        Class B
Moody's current rating                              Aa3             Aa3            Aa3              Aa3            Aa3
S&P current rating                                   AA              AA             AA               AA             AA
Fitch Ratings current
rating                                               AA              AA             AA               AA             AA

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class C         Class C        Class C          Class C        Class C
Moody's current rating                             Baa2            Baa2           Baa2             Baa2           Baa2
S&P current rating                                  BBB             BBB            BBB              BBB            BBB
Fitch Ratings current
rating                                              BBB             BBB            BBB              BBB            BBB


                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class A         Class A        Class A         Class A1        Class A
                                                      $               $         (euro)                $        (pound)

Initial note balance                      1,500,000,000   1,250,000,000  1,000,000,000    1,000,000,000500,000,000
Previous quarter's note principal
Note redemptions                           (750,000,000)
Outstanding note principal                  750,000,000   1,250,000,000  1,000,000,000    1,000,000,000    500,000,000

                                                                                               Series 4
                                                                                               Class A2
                                                                                                    CHF

Initial note balance                                                                        300,000,000
Previous quarter's note principal
Note redemptions
Outstanding note principal                                                                  300,000,000

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class B         Class B        Class B          Class B        Class B
                                                      $               $         (euro)                $        (pound)

Initial note balance                         50,000,000      42,000,000     34,000,000       40,000,000     17,000,000
Previous quarter's note principal
Note redemptions
Outstanding note principal                   50,000,000      42,000,000     34,000,000       40,000,000     17,000,000

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class C         Class C        Class C          Class C        Class C
                                                      $               $         (euro)                $        (pound)

Initial note balance                         86,000,000      71,000,000     57,000,000       69,000,000     29,000,000
Previous quarter's note
principal
Note redemptions
Outstanding note principal                   86,000,000      71,000,000     57,000,000       69,000,000     29,000,000


                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class A         Class A        Class A         Class A1        Class A

Note interest margins                               N/A              17             24               24             24
Step up dates                                16/10/2003      16/04/2008     16/04/2008       16/04/2008     16/04/2008
Step up margins                                     N/A             N/A             48               48             48

                                                                                               Series 4
                                                                                               Class A2
Note interest margins                                                                               N/A
Step up dates                                                                                16/10/2007
Step up margins                                                                                      35

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class B         Class B        Class B          Class B        Class B

Note interest margins                              37.5              41             50               52             52
Step up dates                                16/04/2008      16/04/2008     16/04/2008       16/04/2008     16/04/2008
Step up margins                                      75              82            100              104            104

                                               Series 1        Series 2       Series 3         Series 4       Series 5
                                                Class C         Class C        Class C          Class C        Class C

Note interest margins                               135             145            150              155            155
Step up dates                                16/04/2008      16/04/2008     16/04/2008       16/04/2008     16/04/2008
Step up margins                                     235             245            250              255            255

Interest payment cycle       Quarterly
Interest payment date        15th or next business day
Next interest payment date   15/10/2003

Liquidity facility limit             (pound) 25,000,000
Liquidity facility drawn                            Nil
Liquidity facility available         (pound) 25,000,000


 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                                             (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                               23,681,785

 Current assets
 Bank interest receivable                                                   754
 Cash at bank                                                            263,941
 Other debtors                                                            25,076
 Taxation                                                                      6
 Amounts due from Funding                                                 39,484
                                                            ---------------------
                                                                         329,261
                                                            ---------------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                   (45,070)
 Sundry creditors                                                           (250)
                                                            ---------------------
                                                                         (45,320)
                                                            ---------------------

 Net current assets                                                                              283,941

                                                                                     --------------------
 Total assets less current liabilities                                                        23,965,726

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                               (8,740,606)
 Funding share of mortgage loans                                                             (14,941,179)

 Seller share of cash at bank                                                                   (283,941)
 Funding share of cash at bank                                                                         -
                                                                                     --------------------
 Net assets                                                                                            0
                                                                                     ====================

 Capital and reserves
 Share capital ((pound)2)                                                                              0
 Reserves                                                                                              0
                                                                                     --------------------
                                                                                                       0
                                                                                     ====================

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2003

                                                  This Quarter  Prior Quarter
                                                   (pound)'000    (pound)'000


 Interest receivable - Mortgages                       150,966        168,642
 Interest receivable - Cash Deposits                    11,954          4,912
                                                  ----------------------------
                                                       162,920        173,554

 Interest payable - Inter-company loans               (158,192)      (151,309)
 Interest payable - Start up loans                        (715)          (668)
                                                  ----------------------------
                                                      (158,907)      (151,977)
                                                  ----------------------------
 Net operating income                                    4,013         21,577

 Other income                                            4,715          6,046

 Operating expenses                                     (6,845)        (6,509)
 Deferred consideration                                 (1,860)       (24,408)

                                                  ----------------------------
 Profit/(loss) on ordinary activities
   before taxation                                          23         (3,295)

 Taxation                                                   (5)         3,314

                                                  ----------------------------

 Profit/(loss) on ordinary activities
   after taxation                                           18             19

 Dividend                                                    -              -

 Retained profit/(loss) brought forward                (14,684)       (14,703)

                                                  ----------------------------
 Retained profit/(loss) carried forward                (14,666)       (14,684)
                                                  ============================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                    (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     14,941,179
 Beneficial interest in Trust cash at bank                                    -

 Current assets
 Deferred expenditure (costs of securing)               28,467
 Sundry debtors                                              -
 Taxation                                                4,178
 Cash at bank:
      Reserve funding                                  286,824
      Transaction account                                1,989
      Funding GIC account                                1,481
                                                  -------------
                                                       322,938
                                                  -------------

 Creditors: Amounts falling
   due within one year
 Deferred consideration creditor                       153,357
 Interest payable accrual                                3,714
 Amounts due to Trustee                                 39,484
 Interest payable - Inter-company loans                      -
 Sundry creditors                                        6,030
                                                  -------------
                                                       202,585
                                                  -------------

 Net current assets                                                     120,353
                                                                   -------------
 Total assets less current liabilities                               15,061,531

 Creditors: Amounts falling due
   after more than one year
 Inter-company loans                                                (15,006,683)
 Start up loans                                                         (69,514)
                                                                   -------------
 Net assets                                                             (14,666)
                                                                   =============
 Capital and reserves
 Share capital ((pound)2)                                                     -
 Reserves                                                               (14,666)
                                                                   -------------
                                                                        (14,666)
                                                                   =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 July 2003

                                                                 (pound)'000          (pound)'000

 Balance on cash accumulation ledger                               1,080,646
                                                      =======================

 Available credit enhancement
                                                           First Reserve        Second Reserve

 Reserve funds at closing                                            229,933               56,891
                                                      ----------------------   ------------------

 Initial closing reserve funds                                       224,153               56,891
 Drawings to make bullet repayment                                         -                    -
 Other drawings                                                            -                    -
 Transfers from revenue receipts                                       5,779                    -
                                                  ------------------------------------------------
 Closing reserve balance                                             229,933               56,891
                                                  ------------------------------------------------

 Target reserve funds                                                350,000              154,931
                                                      ============================================

 Principal deficiency ledger                                             AAA                  BBB

 Opening PDL balance                                                     Nil                  Nil
 Losses this quarter                                                       -                    -
 PDL top up from revenue income                                            -                    -
                                                  ------------------------------------------------
 Closing PDL balance                               Nil                   Nil                  Nil
                                                  ================================================

 Start up loan outstanding
 Opening balance                                                      72,514
                                                      -----------------------

 Initial start up loan (incl. accrued interest)                       14,792
 Second start up loan (incl. accrued interest)                        14,742
 Third start up loan                                                  17,500
 Fourth start up loan                                                  7,500
 Fifth start up loan                                                   5,100
 Sixth start up loan                                                   6,100
 Seventh start up loan                                                 3,780
                                                      -----------------------
                                                                      69,514
 Accrued interest                                                      3,714
 Repayments made                                                           -
                                                      -----------------------
 Closing balance                                                      73,229
                                                      =======================

 Liquidity facility

 Liquidity facility limit                                             25,000
 Liquidity facility drawn                                                  -
 Liquidity facility available                                         25,000

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 6) PLC




         Dated: 27 August, 2003                     By / s / Natalie Weedon
                                                    (Authorised Signatory)